BY EDGAR	May 9, 2006

TO:

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RE:

PRIMEWEST ENERGY TRUST (THE “TRUST”) –
RESULTS OF ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS HELD ON MAY 4, 2006

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, please be advised that in connection with the Annual General and Special Meeting of Unitholders of the Trust held on May 4, 2006, the following matters were considered and approved in the manner set forth below:

1.

A Resolution directing the Trustee of the Trust, Computershare Trust Company of Canada, to cause the election of the nominees of the Trust specified in the Management Proxy Circular of the Trust dated March 15, 2006 (the “Circular”) as Directors of PrimeWest Energy Inc. (“PrimeWest”) to serve until the next annual meeting of Unitholders subsequent to the meeting, or until their successors are duly elected or appointed.

TOTAL
VOTES FOR	65,162,709
VOTES AGAINST	546,056
TOTAL VOTES CAST
PERCENTAGE OF VOTES IN FAVOUR OF RESOLUTION	99.17%
PERCENTAGE OF VOTES AGAINST RESOLUTION	.83%

2.

A Resolution appointing PricewaterhouseCoopers LLP as the auditor of the Trust and PrimeWest, to hold office until the next annual meeting of Unitholders subsequent to the meeting, with remuneration to be fixed by PrimeWest and approved by the Board of Directors.

TOTAL
VOTES FOR	65,250,530
VOTES AGAINST	463,066
TOTAL VOTES CAST
PERCENTAGE OF VOTES IN FAVOUR OF RESOLUTION	99.30%
PERCENTAGE OF VOTES AGAINST RESOLUTION	.70%

3.

A Resolution, the text of which is set forth in Schedule A to the Circular, ratifying and approving the amendment of the Long Term Incentive Plan (the “LTIP”), to convert the LTIP into a form of rolling plan and otherwise conform the LTIP to the requirements of the Toronto Stock Exchange for security based compensation arrangements.

	TOTAL (Including Insider Votes)	TOTAL (Excluding Insider Votes)
VOTES FOR	16,668,098	16,319,653
VOTES AGAINST	4,632,943	4,632,943
TOTAL VOTES CAST	21,301,041	20,952,596
PERCENTAGE OF VOTES IN FAVOUR OF RESOLUTION	78.25	77.89%
PERCENTAGE OF VOTES AGAINST RESOLUTION	21.75	22.11%

PRIMEWEST ENERGY TRUST

BY: PRIMEWEST ENERGY INC.